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                               July 30, 2020

       James O'Neil
       Chief Executive Officer
       Orbital Energy Group, Inc.
       1924 Aldine Western
       Houston, TX 77038

                                                        Re: Orbital Energy
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 17, 2020
                                                            File No. 333-239914

       Dear Mr. O'Neil:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed July 17, 2020

       General

   1. We note that the Form 8-K filed on April 27, 2020, does not appear to have been timely filed, given that it
relates to an event that occurred on April 20, 2020. Accordingly, it does not appear that you
meet the eligibility requirements set forth in General Instruction
                                                        I.A.3(b) of Form S-3.
Please explain to us why you believe you are eligible to file on
                                                        Form S-3, or amend your
registration statement on an appropriate form.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 James O'Neil
Orbital Energy Group, Inc.
July 30, 2020
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Lamparski at (202) 551-4695 or Erin Jaskot at
(202) 551-
3442 with any other questions.



                                                             Sincerely,
FirstName LastNameJames O'Neil
                                                             Division of
Corporation Finance
Comapany NameOrbital Energy Group, Inc.
                                                             Office of Trade &
Services
July 30, 2020 Page 2
cc:       Michael T. Cronin
FirstName LastName